HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Will Hart                                             Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                November 14, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   International Land Alliance, Inc.
            Registration Statement on Form S-1
            File No. 333-209484


      This office represents International Land Alliance, Inc. (the "Company"). Amendment No. 1 to the Company's registration statement on Form S-1 has been filed with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated March 11, 2016. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found.

                                                                           Page
                                                                          Number

1. The Company has not provided, nor does it intend to provide, any written communication, as defined in Rule 405 under the Securities
   Act of 1933, to potential investors in reliance on Section 5(d) of
   the Securities Act.                                                      N/A

2. Comment complied with. 3

3. Comment complied with.                                               3, 6, 9,
                                                                         38, 39

4. Comment complied with.                                                   3

5. Comment complied with.                                                   6

6. Comment complied with.                                                   5

7. The section of the prospectus which is the subject of this
   comment has been removed as it is not required.                          5

8. Accumulated deficit is shown on the June 30, 2016 balance sheet.         N/A

9.  The section of the prospectus which is the subject of this comment
    has been removed as it is not required.                                 6

10. Comment complied with.                                                  8

11. Comment complied with.                                                 22

12. Comment complied with.                                              3, 6, 36

13. Comment complied with.                                                 41

14. Comment complied with.                                                 28

15. Comment complied with. The Company used the predecessor cost of
    ILA Mexico to account for this acquisition.                            27

16. Comment complied with.                                                 27

17. Comment complied with.                                                 29

18. Comment complied with.                                                 29

19. Comment complied with.                                               28-29

20. Comment complied with.                                                 28

21. Comment complied with.                                                 28

22. Comment complied with.                                                 31

23. Comment complied with.                                                 32

24. Comment complied with.                                               32-33

25. Ms. Roemer has been added to the principal shareholder table.          36

26. Comment complied with.                                                 34

27. The disclosure which is the subject of this comment has
    been removed.                                                          42

28. Comment complied with. The amounts that were recorded for contribution of land as investments on the Company's balance sheet along with cash inflows/outflows have been revised. The disclosure regarding the directors being repaid from revenue
    as been removed.                                                    27, F-2,
                                                                          F-4

29. Comment complied with.                                                 24

30. Comment complied with.                                                 29

31. The reference to "development stage" in the Company's financial
    statements has been removed.                                          F-7

32. The disclosure which is the subject of this comment has been
    removed from the prospectus as it is not required.                    N/A

33. Comment complied with.                                           F-2 through
                                                                         F-21

34. Comment complied with. 24, 25, 26                                F-2 through
                                                                         F-21

35. Comment complied with.                                                F-1

36. The reference to "shareholder loans" has been removed.                F-2

37. The liability for the Oasis Park resort represents general
    accounts payable.                                                     F-2

38. The amounts presented in the updated financial statements now
    reconcile.                                                        F-2, F-5

39. The Statement of Operations has been updated and revised.             F-3

40. Comment complied with.                                                F-7

41. Project costs are capitalized as property, plant and equipment.       F-2

42. Comment complied with.                                            F-3, F-10
                                                                     F-13, F-20

43. As of June 30, 2016 the Company was of the opinion that the value of its properties exceeded the amounts shown on the balance
    sheet. As a result, no impairment was required.                       N/A

44. Comment complied with.                                                F-7

45. The revised financial statements are for the years ended
    December 31, 2014 and 2015. As a result, transactions that occurred during in the year ended December 31, 2013 are not
    included in the new financial statements.                             N/A

46. The financial statements in the amended filings show a net
    loss for all periods presented.                                       N/A

47. The revised financial statements are for the years ended
    December 31, 2014 and 2015. As a result, transactions that occurred during in the year ended December 31, 2013 are not
    included in the new financial statements.                             N/A

48. Comment complied with.                                               F-10

49. The reference to "convertible notes" has been removed.               F-11

50. Comment complied with.                                          Exhibit 10.1

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART. LLC

                                    /s/ William T. Hart

                                    William T. Hart








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